UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Marlborough Software Development Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

571038108

(CUSIP Number)

August 20, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)

☑ Rule 13d-1(c)

4 Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Columbia Pacific Opportunity Fund, L.P. (1) IRS Identification No. of Above Person (entities only) 20-8451143		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) 4 (b) ☑		
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,757,622 (2)	
	6	SHARED VOTING POWER 0	
	7	SOLE DISPOSITIVE POWER 1,757,622 (2)	
	8	SHARED DISPOSITIVE POWER 0	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,757,622		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 4		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.27% (3)		
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN		

(1) The filing of this joint Schedule 13G shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,757,622 shares of Common Stock owned by Columbia Pacific Opportunity Fund, L.P.

(3) Based on 10,801,609 shares of Common Stock outstanding as of August 12, 2013, as reported on the Company's Form 10-Q for the period ended June 30, 2013 as filed on August 14, 2013.

1	NAMES OF REPORTING PERSONS Columbia Pacific Advisors, LLC (1) IRS Identification No. of Above Person (entities only) 20-8051301	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) 4 (b) ☑	
3	SEC USE ONLY	
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	**5**	SOLE VOTING POWER 1,855,749 (2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,855,749 (2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,855,749
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 4
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.18% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1) The filing of this joint Schedule 13G shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,855,749 shares of Common Stock to which this Schedule 13G relates.

(3) Based on 10,801,609 shares of Common Stock outstanding as of August 12, 2013, as reported on the Company's Form 10-Q for the period ended June 30, 2013 as filed on August 14, 2013.

1	NAMES OF REPORTING PERSONS Alexander B. Washburn (1)		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) 4 (b) ☑		
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	**5**	SOLE VOTING POWER 1,855,749 (2)	
	6	SHARED VOTING POWER 0	
	7	SOLE DISPOSITIVE POWER 1,855,749 (2)	
	8	SHARED DISPOSITIVE POWER 0	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,855,749		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 4		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.18% (3)		
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN		

(1) The filing of this joint Schedule 13G shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,855,749 shares of Common Stock to which this Schedule 13G relates.

(3) Based on 10,801,609 shares of Common Stock outstanding as of August 12, 2013, as reported on the Company's Form 10-Q for the period ended June 30, 2013 as filed on August 14, 2013.

1	NAMES OF REPORTING PERSONS Daniel R. Baty (1)		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) 4 (b) ☑		
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	**5**	SOLE VOTING POWER 1,855,749 (2)	
	6	SHARED VOTING POWER 0	
	7	SOLE DISPOSITIVE POWER 1,855,749 (2)	
	8	SHARED DISPOSITIVE POWER 0	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,855,749		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 4		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.18% (3)		
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN		

(1) The filing of this joint Schedule 13G shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,855,749 shares of Common Stock to which this Schedule 13G relates.

(3) Based on 10,801,609 shares of Common Stock outstanding as of August 12, 2013, as reported on the Company's Form 10-Q for the period ended June 30, 2013 as filed on August 14, 2013.

1	NAMES OF REPORTING PERSONS Stanley L. Baty (1)		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) 4 (b) ☑		
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,855,749 (2)	
	6	SHARED VOTING POWER 0	
	7	SOLE DISPOSITIVE POWER 1,855,749 (2)	
	8	SHARED DISPOSITIVE POWER 0	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,855,749		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 4		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.18% (3)		
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN		

(1) The filing of this joint Schedule 13G shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,855,749 shares of Common Stock to which this Schedule 13G relates.

(3) Based on 10,801,609 shares of Common Stock outstanding as of August 12, 2013, as reported on the Company's Form 10-Q for the period ended June 30, 2013 as filed on August 14, 2013.

1	NAMES OF REPORTING PERSONS Brandon D. Baty (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) 4 (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	**5**	SOLE VOTING POWER 1,855,749 (2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,855,749 (2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,855,749
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 4
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.18% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The filing of this joint Schedule 13G shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,855,749 shares of Common Stock to which this Schedule 13G relates.

(3) Based on 10,801,609 shares of Common Stock outstanding as of August 12, 2013, as reported on the Company's Form 10-Q for the period ended June 30, 2013 as filed on August 14, 2013.

1		NAMES OF REPORTING PERSONS Columbia Pacific Partners Fund, Ltd. (1)	
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) 4 (b) ☑	
3		SEC USE ONLY	
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	**5**	SOLE VOTING POWER 98,127 (2)	
	6	SHARED VOTING POWER 0	
	7	SOLE DISPOSITIVE POWER 98,127 (2)	
	8	SHARED DISPOSITIVE POWER 0	
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,127	
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 4	
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.91% (3)	
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN	

(1) The filing of this joint Schedule 13G shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 98,127 shares of Common Stock owned by Columbia Pacific Partners Fund, Ltd.

(3) Based on 10,801,609 shares of Common Stock outstanding as of August 12, 2013, as reported on the Company's Form 10-Q for the period ended June 30, 2013 as filed on August 14, 2013.

Item 1.

    (a)   Name of Issuer:

    Marlborough Software Development Holdings Inc. (the "Company")

    (b)   Address of Issuer's Principal Executive Offices:

    500 Nickerson Road, Marlborough, Massachusetts 01752-4695

Item 2.

    (a)   Name of Person Filing:

    This Schedule 13G is being filed by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Opportunity Fund"); Columbia Pacific Partners Fund, Ltd., a Cayman Islands limited corporation (the "Partners Fund" and, together with the Opportunity Fund, the "Funds"), Columbia Pacific Advisors, LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty (each a "Reporting Person" and collectively the "Reporting Persons").

    (b)   Address of Principal Business Office or, if none, Residence: Same

    The business address of the Reporting Persons is:
    1910 Fairview Avenue East, Suite 200, Seattle, WA 98102-3620.

    (c)   Citizenship:

    The Opportunity Fund is a Washington limited partnership; the Partners Fund is a Cayman Islands limited corporation; the Adviser is a Washington limited liability company; Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty, and Brandon D. Baty are U.S. citizens.

    (d)   Title of Class of Securities:

    Shares of Common Stock, par value $0.01 per share (the "Common Stock")

    (e)   CUSIP Number:

    571038108

Item 3.   **If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:**

    (a) 4 Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) 4 Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) 4 Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) 4 Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) ☑ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
        (for Columbia Pacific Advisors, LLC only)

    (f)   4 An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

    (g) ☑ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)
        (for Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty only).

(h) 4 A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) 4 A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) 4 A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k) 4 Group, in accordance with §240.13d-1(b) (1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b) (1)(ii)(J), please specify the type of institution

Item 4. Ownership.

As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 1,855,749 shares of Common Stock, which constitutes 17.18% of the total number of shares of Common Stock outstanding as of August 12, 2013, as reported in the Company's Form 10-Q for the period ended June 30, 2013.

The Adviser has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,855,749 shares of Common Stock to which this filing relates. See also Items 5 through 8 of the cover pages to this Schedule 13G with respect to this Item 4. Mr. Washburn, Mr. D. Baty and Mr. S. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Funds' investment portfolios. Mr. B. Baty is a member of the Adviser. The shares of Common Stock reported herein are held in the portfolio of the Funds. Each of the Reporting Persons disclaims beneficial ownership over the securities reported herein except to the extent of such Reporting Persons' pecuniary interest therein.

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following 4 .

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Each person for whom the Adviser acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock purchased or held pursuant to such arrangements.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

    Not applicable

Item 8. Identification and Classification of Members of the Group

    Not applicable

Item 9. Notice of Dissolution of Group

    Not applicable

Item 10. Certification

    By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with, or as a participant in, any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2013   COLUMBIA PACIFIC OPPORTUNITY FUND, L.P. (1)
By: Columbia Pacific Advisors, LLC
General Partner

/s/ Alexander B. Washburn
Name: Alexander B. Washburn
Title: Managing Member

Dated: August 22, 2013   COLUMBIA PACIFIC ADVISORS, LLC   (1)

/s/ Alexander B. Washburn
Name: Alexander B. Washburn
Title: Managing Member

Dated: August 22, 2013   */s/ Alexander B. Washburn*
Alexander B. Washburn (1)

Dated: August 22, 2013   */s/ Daniel R. Baty*
Daniel R. Baty (1)

Dated: August 22, 2013   */s/ Stanley L. Baty*
Stanley L. Baty (1)

Dated: August 22, 2013   */s/ Brandon D. Baty*
Brandon D. Baty (1)

Dated: August 22, 2013   COLUMBIA PACIFIC PARTNERS FUND, Ltd. (1)
By: Columbia Pacific Advisors, LLC
Investment Manager

/s/ Alexander B. Washburn
Name: Alexander B. Washburn
Title: Managing Member

(1) This Amendment is being filed jointly by the Funds, the Adviser, Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty pursuant to the Joint Filing Agreement dated February 14, 2013 and included with the signature page to the Funds' Schedule 13G with respect to the Company filed on February 14, 2013 and incorporated by reference herein.